EXHIBIT 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

GPC Biotech Reports Financial Results

for Second Quarter and First Six Months of 2006

•	Revenues increased 126% in second quarter 2006 compared to the same period in 2005

•	Cash and equivalents € 128 million (~$160 million) as of June 30, 2006

Martinsried/Munich (Germany), Waltham, Mass. and Princeton, N.J., August 8, 2006 –

GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX 30; NASDAQ: GPCB) today reported financial results for the second quarter and first six months ended June 30, 2006.

Quarter over quarter results: second quarter 2006 compared to first quarter 2006

Revenues for the second quarter of 2006 were € 5.6 million compared to € 5.4 million for the previous quarter. Research and development (R&D) expenses were € 14.5 million for the second quarter of 2006, practically unchanged from the first quarter of 2006. General and administrative (G&A) expenses for the second quarter of 2006 increased 33% to € 5.8 million compared to € 4.4 million for the previous quarter. The Company’s net loss increased 18% to € (15.2) million in the second quarter of 2006, compared to € (12.9) million for the previous quarter. Basic and diluted loss per share was € (0.46) for the second quarter of 2006 compared to € (0.41) for the previous quarter.

Comparison to previous year: second quarter 2006 compared to second quarter 2005

Revenues for the three months ended June 30, 2006 increased 126% to € 5.6 million compared to € 2.5 million for the same period in 2005. The increase in revenues is due to the co-development and license agreement for satraplatin for Europe and certain other territories with Pharmion that was signed in

December 2005. R&D expenses increased 4% for the second quarter of 2006 to € 14.5 million compared to € 13.9 million for the same period in 2005. G&A expenses for the second quarter of 2006 decreased 12% to € 5.8 million compared to € 6.6 million for the same quarter in 2005. G&A expenses for the second quarters of both 2005 and 2006 include a non-cash charge related to a contractual loss on a sublease. This charge was € 1.0 million for the second quarter of 2006 compared to € 2.8 million for the same period in 2005. Net loss for the second quarter of 2006 decreased 5% to € (15.2) million compared to € (16.0) million for the second quarter of 2005. Basic and diluted loss per share was € (0.46) for the second quarter of 2006 compared to € (0.53) for the same period in 2005.

First six months of 2006 compared to first six months of 2005

Revenues increased 152% to € 11.0 million for the six months ended June 30, 2006, compared to € 4.4 million for the same period in 2005. Research and development (R&D) expenses increased 16% to € 29.1 million for the first six months of 2006 compared to € 25.1 million for the same period in 2005. In the first six months of 2006, general and administrative (G&A) expenses decreased 3% to € 10.2 million compared to € 10.5 million for the first six months of 2005. Net loss for the first six months of 2006 decreased 1% to € (28.1) million compared to € (28.4) million for the first six months of 2005. Basic and diluted loss per share was € (0.87) for the first six months of 2006 compared to € (0.96) for the same period in 2005.

As of June 30, 2006, cash, cash equivalents, marketable securities and short-term investments totaled € 127.9 million (December 31, 2005: € 95.2 million), including € 1.6 million in restricted cash. Net cash burn for the first six months of 2006 was € 3.6 million with net cash generated of € 12.8 million in the first quarter of 2006 and net cash burn of € 16.2 million for the second quarter of 2006. Net cash burn/generated is derived by adding net cash provided by (used in) operating activities and purchases of property, equipment and licenses. The figures used to calculate net cash burn are contained in the Company’s unaudited consolidated statements of cash flows for the six-month period ended June 30, 2006.

“Our revenues more than doubled in the second quarter of 2006 compared to the same period in 2005 due to our co-development and license agreement with Pharmion, and we are on track to reach our revenue goal of approximately doubling revenues for the full year 2006,” said Mirko Scherer, Ph.D., Senior Vice President and Chief Financial Officer. “Our solid financial position is enabling us to move forward rapidly as we plan for the commercialization of satraplatin, in addition to developing our pipeline by initiating new trials with our lead drug candidate and advancing other programs.”

“The first half of 2006 was a busy time for GPC Biotech as we put into place critical elements to achieve the next stage in our corporate development, including key senior executive hires for our clinical development, and commercialization management teams,” said Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer. “The second half of this year will be a pivotal time for us as we anticipate the final results on progression-free survival from our SPARC Phase 3 registrational trial for satraplatin within the next ten weeks. If positive, we expect to complete our NDA filing with the FDA by year end and continue advancing our marketing and sales plans for the successful launch of satraplatin.”

Highlights from the second quarter of 2006 and later

•	Company hires three senior executives to fill newly-created positions to expand drug development and commercialization management teams

•	Independent Data Monitoring Board recommends that GPC Biotech continue satraplatin Phase 3 trial as planned following interim analyses of progression-free survival and also of overall survival

•	Non-clinical section of rolling NDA submitted to FDA for satraplatin

•	Presentation of new clinical and pre-clinical data on satraplatin, supportive of the clinical work the Company has underway to explore the potential of satraplatin in a variety of combination therapies and cancer settings

•	New clinical trials opened with satraplatin:

•	Phase 2 study evaluating satraplatin in combination with Tarceva® (erlotinib) in patients with advanced non-small cell lung cancer

•	Phase 1/2 study evaluating satraplatin in combination with radiation therapy and Xeloda® (capecitabine) in patients with rectal cancer

•	Two Phase 1 trials evaluating satraplatin plus Xeloda in patients with advanced solid tumors; first studies initiated that are evaluating satraplatin in combination with another oral chemotherapy treatment.

•	Phase 1 study evaluating satraplatin in combination with Gemzar® (gemcitabine) in patients with advanced solid tumors

Conference call scheduled

As previously announced, the Company has scheduled a conference call to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. A replay will be available via the Web site following the live event. The call, which will be conducted in English, will be held on August 8 at 14:30 CET/8:30 AM EDT. The dial-in numbers for the call are as follows:

European participants: 0049-69-5007-1846

U.S. participants: 1-866-578-5801 (toll-free)

GPC Biotech AG is a biopharmaceutical company discovering and developing new anticancer drugs. The Company’s lead product candidate – satraplatin – has achieved target enrollment in a Phase 3 registrational trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer. The U.S. FDA has granted fast track designation to satraplatin for this indication, and GPC Biotech has begun the rolling NDA submission process for this compound. GPC Biotech is also developing a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and has ongoing drug development and discovery programs that leverage its expertise in kinase inhibitors. GPC Biotech AG is headquartered in Martinsried/Munich (Germany). The Company’s wholly owned U.S. subsidiary has sites in Waltham, Massachusetts and Princeton, New Jersey. For additional information, please visit the Company’s Web site at www.gpc-biotech.com.

This press release may contain forward-looking statements. Forward-looking statements may be, but are not necessarily, identified by words like “believe”, “anticipate”, “intend”, “expect”, “target”, “goal”, “estimate”, “plan”, “assume”, “may”, “will”, “could” and similar expressions. Forward-looking statements include, but are not limited to, statements about the progress, timing and completion of research, development, pre-clinical studies and clinical trials for the Company’s product candidates; the timing and ultimate success in obtaining regulatory approval in the U.S., Europe or any other jurisdiction for satraplatin or any other product candidates; the Company’s ability to market, commercialize, achieve market acceptance for and sell the Company’s product candidates; the Company’s ability to adequately protect its intellectual property and operate its business without infringing upon the intellectual property rights of others; and the Company’s estimates regarding anticipated operating losses, future revenues, capital requirements and needs for additional financing. Forward-looking statements in this press release are based on the Company’s current expectations and projections about future events and are subject to risks, uncertainties and assumptions. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur. We direct you to the Company’s Form 20-F for the fiscal year ended December 31, 2005 and other reports filed with the U.S. Securities and Exchange Commission (SEC) for additional details on the important factors that may affect the Company’s future results, performance and achievements. Except as required by law, the Company disclaims any intent or obligation to publicly update or revise these forward-looking statements whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosure the Company makes on its current reports on Form 6-K to the SEC.

Gemzar® (gemcitabine) is a registered trademark of Eli Lilly and Company.

Tarceva® (erlotinib) is a registered trademark of OSI Pharmaceuticals, Inc.

Xeloda® (capecitabine) is a registered trademark of Hoffmann-La Roche AG.

For further information, please contact:

GPC Biotech AG

Fraunhoferstr. 20

82152 Martinsried/Munich, Germany

Martin Braendle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 781 890 9007 X267

usinvestors@gpc-biotech.com

Additional Media Contacts:

In Europe: Maitland Noonan Russo

Brian Hudspith

Phone: +44 (0)20 7379 5151

bhudspith@maitland.co.uk

In the U.S.:

Noonan Russo

Matt Haines

Phone: +1 212 845 4235

matthew.haines@eurorscg.com

- Financials follow -

Condensed Consolidated Statements of Operations (U.S. GAAP)

	Three months ended June 30,		Six months ended June 30,
in thousand €, except share and per share data	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Collaborative revenues (a)	5,425	2,488	10,823	4,368
Grant revenues	194	—	194	—
Total revenues	5,619	2,488	11,017	4,368

Research and development expenses	14,535	13,940	29,054	25,136
General and administrative expenses	5,800	6,571	10,177	10,516
In-process research and development	—	113	—	683
Amortization of intangible assets	71	161	143	260
Total operating expenses	20,406	20,785	39,374	36,595

Operating loss	(14,787)	(18,297)	(28,357)	(32,227)
Other income (expense), net	(1,473)	1,325	(2,147)	2,101
Interest income	1,085	1,000	2,036	1,776
Interest expense	(22)	(44)	(44)	(67)

Net loss before cumulative effect of change in accounting principle	(15,197)	(16,016)	(28,512)	(28,417)
Cumulative effect of change in accounting principle	—	—	433	—

Net loss	(15,197)	(16,016)	(28,079)	(28,417)

Loss per share before change in accounting principle	(0.46)	(0.53)	(0.88)	(0.96)

Cumulative effect of change in accounting principle	—	—	0.01	—

Basic and diluted loss per share, in euro	(0.46)	(0.53)	(0.87)	(0.96)

Shares used in computing basic and diluted loss per share	33,103,667	30,082,263	32,220,336	29,639,719
___________ (a) Revenues from related party Collaborative revenues	1,870	2,433	3,344	4,257

See accompanying notes to unaudited condensed consolidated financial statements.

GPC Biotech AG

Condensed Consolidated Balance Sheets (U.S. GAAP)

in thousand €, except share data and per share data

Assets	June 30, 2006 (unaudited)	December 31, 2005
Current assets
Cash and cash equivalents	62,416	30,559
Marketable securities and short-term investments	63,910	63,061
Accounts receivable	—	31,326
Accounts receivable, related party	—	1,436
Prepaid expenses	2,137	1,333
Other current assets	4,107	3,920

Total current assets	132,570	131,635

Property and equipment, net	3,853	4,103
Intangible assets, net	602	1,072
Other assets, non-current	1,197	838
Restricted cash	1,563	1,615

Total assets	139,785	139,263

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	1,680	2,141
Accrued expenses and other current liabilities	9,679	11,274
Current portion of deferred revenue, related party	3,166	5,228
Current portion of deferred revenue	12,908	19,548

Total current liabilities	27,433	38,191

Deferred revenues, related party, net of current portion	—	975
Deferred revenue, net of current portion	11,568	12,053
Convertible bonds	2,454	2,334
Other liabilities, non-current	2,990	2,177

Shareholders’ equity
Ordinary shares, € 1 non-par, notional value;
Shares authorized: 62,695,630 at June 30, 2006 and 53,780,630 at December 31, 2005
Shares issued and outstanding: 33,150,203 at June 30, 2006 and 30,151,757 at December 31, 2005	33,150	30,152
Additional paid-in capital	321,406	284,931
Accumulated other comprehensive loss	(1,680)	(2,093)
Accumulated deficit	(257,536)	(229,457)

Total shareholders’ equity	95,340	83,533

Total liabilities and shareholders’ equity	139,785	139,263

See accompanying notes to unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows (U.S. GAAP)

	Six months ended June 30,
in thousand €	2006 (unaudited)	2005 (unaudited)
Cash flows from operating activities
Net loss	(28,079)	(28,417)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	891	1,805
Amortization	143	260
Compensation cost for stock option plans and convertible bonds	3,246	3,451
Loss accrual on sublease contract	1,013	2,758
Acquired in-process research and development	—	683
Cumulative effect of change in accounting principle	(433)	—
Change in accrued interest income on marketable securities and short-term investments	(170)	80
Bond premium amortization	378	282
Other-than-temporary impairment on marketable securities	390	—
Gain on disposal of property and equipment	(23)	(22)
Changes in operating assets and liabilities:
Accounts receivable, related party	1,436	68
Accounts receivable	31,325	—
Other assets, current and non-current	(1,127)	624
Accounts payable	(401)	1,701
Deferred revenue, related party	(3,037)	(2,449)
Deferred revenue	(7,126)	389
Other liabilities and accrued expenses	(1,287)	781

Net cash used in operating activities	(2,861)	(18,006)

Cash flows from investing activities
Purchases of property, equipment and licenses	(742)	(3,255)
Proceeds from the sale of property and equipment	45	27
Proceeds from the sale or maturity of marketable securities and short-term investments	5,000	25,799
Purchases of marketable securities and short-term investments	(5,976)	(20,634)

Net cash (used in) / provided by investing activities	(1,673)	1,937

Cash flows from financing activities

Proceeds from issuance of shares, net of payments for cost of transaction	36,080	—
Proceeds from issuance of shares in asset acquisition, net of payments for costs of transaction	—	10,412
Proceeds from issuance of convertible bonds	140	—
Proceeds from exercise of stock options and convertible bonds	560	220

Net cash provided by financing activities	36,780	10,632
Effect of exchange rate changes on cash	(359)	1,589
Changes in restricted cash	(30)	1,029
Net increase/(decrease) in cash and cash equivalents	31,857	(2,819)
Cash and cash equivalents at the beginning of the period	30,559	59,421

Cash and cash equivalents at the end of the period	62,416	56,602

Supplemental Information:
Cash paid for interest	4	63
Non-cash investing and financing activities:
Net assets acquired in exchange for shares in connection with asset acquisition	—	2,667

See accompanying notes to unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Shareholders’ Equity (U.S. GAAP)

	Ordinary shares		Additional Paid- in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
in thousand €, except share data	Shares	Amount
Balance as of December 31, 2004	28,741,194	28,741	266,074	(2,732)	(167,250)	124,833

Components of comprehensive loss:
Net loss					(28,417)	(28,417)
Change in unrealized gain on available-for-sale securities				(205)		(205)
Accumulated translation adjustments				1,411		1,411

Total comprehensive loss						(27,211)
Issuance of shares in asset acquisition	1,311,098	1,311	11,768			13,079
Exercise of stock options and convertible bonds	33,445	34	186			220
Compensation costs, stock options and convertible bonds			3,451			3,451

Balance as of June 30, 2005 (unaudited)	30,085,737	30,086	281,479	(1,526)	(195,667)	114,372

Balance as of December 31, 2005	30,151,757	30,152	284,931	(2,093)	(229,457)	83,533

Components of comprehensive loss:
Net loss					(28,079)	(28,079)
Change in unrealized gain on available-for-sale securities				471		471
Accumulated translation adjustments				(58)		(58)

Total comprehensive loss						(27,666)
Issuance of shares	2,860,000	2,860	33,220			36,080
Exercise of stock options and convertible bonds	138,446	138	442			580
Cumulative effect of change in accounting principle			(433)			(433)
Compensation costs, stock options and convertible bonds			3,246			3,246

Balance as of June 30, 2006 (unaudited)	33,150,203	33,150	321,406	(1,680)	(257,536)	95,340

See accompanying notes to unaudited condensed consolidated financial statements.

GPC Biotech AG

Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of GPC Biotech AG (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), except that they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2006 are not necessarily indicative of results to be expected for the full year ending December 31, 2006. The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date, but does not include all of the information required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2005.

Certain prior period amounts in the statement of operations and statement of cash flows have been reclassified to conform to current period presentation. The Company has reclassified investments in money market funds from marketable securities and short-term investments to cash and cash equivalents in prior periods. Accordingly, the Company has revised the classification to exclude € 42.5 million from marketable securities and short-term investments at June 30, 2005 and to include such amount under cash and cash equivalents. In addition, the Company has reclassified the purchase and sale of these investments in money market funds and their foreign currency effects in its consolidated statements of cash flows, which decreased cash used in investing activities by € 40.2 million and decreased cash used in operations by € 2.3 million for the six months ended June 30, 2005. The reclassifications had no impact on the Company’s results of operations or its overall financial position.

2.	New Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of FASB Statement No. 109, “Accounting for Income Taxes,” and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective as of the beginning of 2007 fiscal year. The Company is currently evaluating the impact, if any, that FIN 48 will have on its financial statements.

3.	Share-based Compensation

Prior to January 1, 2006 the Company accounted for stock options and convertible bonds under the expense provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). As of January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS 123R”) using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

Prior to the adoption of SFAS 123R, the Company recorded all forfeitures of share-based compensation in the statements of operations as they occurred. Upon adoption of SFAS 123R, the Company estimated the forfeitures of unvested share-based compensation at January 1, 2006, and recorded a cumulative effect of change in accounting principle in the statement of operations in the amount of € 433,000.

The Company has three share-based compensation plans: a stock option plan, a convertible bond plan and stock appreciation rights (SARs). These plans have been described in the footnotes to the consolidated financial statements for the year ended December 31, 2005. Compensation costs charged to research and development and general and administrative expense for the six-month period ended June 30, 2006 and 2005 were € 3,246,000 and € 3,451,000, respectively. As SFAS 123R has been adopted using the modified-prospective-transition method, stock-based compensation costs for the three-month and six-month periods ended June 30, 2005 have not been adjusted for the effects of adopting SFAS 123R as of the beginning of that period.

The fair value of instruments issued under the share-based compensation plans was calculated using an option pricing model. The following table summarizes the assumptions used in calculating the fair value in the six-month period ended June 30, 2006 and 2005:

	2006	2005
Period granted
Risk-free rate	2.90%	2.90%
Dividend yield	0.0%	0.0%
Volatility	60.36%	77.81%
Option grant valuation method	Multiple option	Single option
Estimated life	Vesting period plus 1.04 years	4 years

Under SFAS 123R, SARs will continue to be accounted for as liability awards, however the timing of the recognition of the award expense is different than before the adoption. The ultimate compensation cost for SARs, if any, is the same after the adoption of SFAS 123R as before the adoption.

As a result of adopting SFAS 123R on January 1, 2006, the Company’s loss before income taxes and net loss for the six months ended June 30, 2006, are € 575,000 lower than if it had continued to account for share-based compensation under SFAS 123. Basic and diluted loss per share for the six months ended June 30, 2006 are € 0.02 lower than if the Company had continued to account for share-based compensation under SFAS 123.

4.	Commitments and Contingencies

In the second quarter of 2006 the Company decided not to reoccupy office and laboratory space at the end of a sublease term as it had initially planned. As a result the Company recorded a provision for this space for the period from the expiration of the current sublease through the end of the lease term. The provision was calculated based on the current estimate of the fair value of potential sublease rental income during that period. A loss in the amount of € 1.0 million was recognized in general and administrative expenses in the second quarter of 2006. This amount represents the discounted future estimated net cash disbursements over the remaining period of the lease agreement.

The Company has several contingent commitments regarding payments pending on meeting milestones relating to research activities. In the first quarter of this year the Company initiated a cash bonus plan to retain the Company’s employees until satraplatin gains marketing approval in the U.S. and in Europe. As of June 30, 2006 there were no recorded liabilities and expenses recognized with respect to this bonus plan or other research milestones as the milestones have not been met.

The Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. In the opinion of management, the ultimate outcome of these matters will not have material adverse effects on the Company’s financial position, results of operations or cash flows.

5.	Loss per Share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and dilutive common equivalent shares from stock options and convertible debt using the treasury stock method. For all periods presented, diluted net loss per share is the same as basic net loss per share, as the inclusion of weighted average shares of common stock issuable upon the exercise of stock options and convertible debt would be antidilutive.

6.	Comprehensive Loss

Comprehensive loss was € 27.7 million and € 27.2 million for the six months ended June 30, 2006 and 2005, respectively. Comprehensive loss is composed of net loss, unrealized gains and losses on marketable securities and short-term investments and cumulative foreign currency translation adjustments. Accumulated other comprehensive loss at June 30, 2006 and 2005 reflected € 0.3 million and € 0.3 million of unrealized gains on marketable securities and short-term investments, and € 2.0 million and € 1.8 million of cumulative foreign currency translation loss adjustments, respectively.

During the three months ended June 30, 2006, a loss was recognized in the statement of operations for available-for-sale marketable equity securities that were deemed to be other-than-temporarily impaired. Accordingly, a loss in the amount of € 390,000 was reclassified out of accumulated other comprehensive loss into other income (expense), net, on the statement of operations.

7.	Shareholders’ Equity

On February 23, 2006, the Company issued 2,860,000 new ordinary shares at € 12.67 per share for a total amount of € 36.2 million through a private placement. The transaction was recorded in shareholders’ equity net of transaction costs of € 0.1 million.

During the six months ended June 30, 2006, employees and convertible bondholders of the Company exercised some of their fully vested options and convertible bonds, receiving 138,446 new ordinary shares of the Company.

8.	Additional Disclosures

The following disclosures are provided to comply with disclosure requirements of the Exchange Rules of the Frankfurt Stock Exchange.

Number of Employees

As of June 30, 2006 and 2005, the number of employees totalled 232 and 223, respectively.

Shareholdings of Management

As of June 30, 2006, the members of the Management Board and Supervisory Board held shares, options, convertible bonds and stock appreciation rights in the amounts set forth in the table below:

	Number of Shares	Number of Options	Number of Convertible Bonds	Number of Stock Appreciation Rights
Management Board
Bernd R. Seizinger, M.D., Ph.D.	—	1,249,280	770,000	—
Elmar Maier, Ph.D.	170,000	289,000	291,000	—
Sebastian Meier-Ewert, Ph.D.	229,405	299,000	330,500	—
Mirko Scherer, Ph. D.	24,000	359,000	301,000	—

Supervisory Board
Jürgen Drews, M.D. (Chairman)	28,800	10,000	25,000	40,000
Michael Lytton (Vice Chairman)	7,500	10,000	31,500	30,000
Metin Colpan, Ph.D.	19,400	10,000	10,000	22,500
Prabhavathi Fernandes, Ph.D.	—	—	10,000	25,000
James Frates	1,000	—	—	30,000
Peter Preuss	87,500	—	22,500	25,000